Exhibit 99.5

ZenaTech Completes Three Acquisitions Accelerating North American Drone-as-a-Service Expansion and Service Capabilities

Vancouver, British Columbia, (December 30, 2025) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces the completion of three strategic Drone as a Service acquisitions, two in the U.S. and the company’s first Canadian acquisition. These additions to the company’s holdings further expand the portfolio of DaaS drone-based service offerings, as well as the North American geographic reach and bring the number of completed acquisitions for the year to 19.

The company has now closed Holt Surveying & Mapping, Inc., a seasoned land surveying firm based in Spokane, Washington; Andrew Spiewak Land Surveyor,Inc., a well-established land surveying and engineering firm headquartered in Chicago; and a Halifax-based commercial window washing service firm, representing the company’s inaugural expansion into Canada.

“These acquisitions are instrumental in expanding our global footprint and service offerings across key regions while building a strong foundation of service expertise and customer relationships critical to delivering our superior drone-enabled solutions,” said Shaun Passley, Ph.D., ZenaTech CEO. “Our first Canadian acquisition and first in Illinois mark the beginning new chapters of expansion. Meanwhile we expect our continued expansion in the West, in Washington state and now Idaho, will position us for growth integrating new forestry, power generation, and mining drone-based services, in addition to existing infrastructure, and construction solutions.

Founded in 1985, Holt Surveying & Mapping, Inc. is a well-established land surveying services firm based in Spokane, Washington, with operations across Washington state and Northern Idaho. Holt maintains established customer relationships in the Pacific Northwest construction and infrastructure markets. Through this acquisition, management aims to expand its Drone as a Service offerings into the region’s growth sectors including inspection and survey applications in forestry, mining, and hydroelectric power generation, accelerating innovation and operational efficiency.

Based in the Chicago area, Andrew Spiewak Land Surveyor, Inc. has over 30 years of experience providing land surveying and engineering consulting services to local builders, developers, architects and engineers. Management believes this acquisition provides a strong foundation to expand Drone as a Service-based offerings for land surveys, inspections and other services in the Illinois state and Midwest area of the U.S.

The company’s new holding, a Halifax, Nova Scotia area commercial window washing company with over 15 years of background, specializes in commercial low- to mid-rise buildings. The acquisition marks ZenaTech’s first in Canada and provides a foundation to expand DaaS existing land survey and inspection services in eastern Canada as well as drone-based power washing across the DaaS network of locations.

ZenaTech’s unique Drone as a Service business model provides business and government clients with on-demand or subscription-based access to faster and superior drone-based services for a host of surveying, inspection, maintenance, power washing, inventory management, and precision agriculture services, without the capital costs or operational burdens of ownership. By acquiring established, profitable service companies currently using low-tech processes and ripe for drone innovation, ZenaTech is building a global, multi-service DaaS network of locations in communities anchored by existing customers and revenue, for next generation drone integration designed for speed, precision, data, and safety benefits.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its US DaaS business and network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for inspection, monitoring, maintenance, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land surveys and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.